SPROTT FUNDS TRUST

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario, Canada M5J 2J1

December 1, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering September 30, 2020 through September 30, 2021 for Sprott Funds Trust

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “40 Act”), please find the following information with respect to the Sprott Funds Trust (the “Trust”). Please note for the Securities and Exchange Commission’s records, the following:

a)	A copy of the Trust’s executed Fidelity Bond issued by AIG Insurance Company of Canada (“Fidelity Bond”) is enclosed under Exhibit 1;

b)	A copy of the resolutions approved by the Trust’s Board of Trustees, including a majority of Trustees who were not considered “interested persons” within the meaning of the 40 Act, approving the Fidelity Bond is enclosed under Exhibit 2;

c)	The Fidelity Bond covers the period from September 30, 2020 to September 30, 2021; and

d)	The premiums have been paid or will be paid during the term of the Fidelity Bond for the period from September 30, 2020 to September 30, 2021.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/Thomas W. Ulrich
Thomas W. Ulrich
Secretary, Chief Compliance Officer

Exhibit 1

This page is intentionally left blank

AIG INSURANCE COMPANY OF CANADA

PRIVACY PRINCIPLES

AIG and Individual Privacy

We at AIG Insurance Company of Canada (referred to as “AIG:, “we”, “our”, or “us”) abide by these Privacy Principles and want you, our applicants, policyholders, insureds, claimants, and any other individuals who provide us with personal information (referred to as “Customers” or “you”), to be aware of how and why we handle personal information. We work hard to respect and maintain your privacy. However, the very nature of our business is such that the collection, use and disclosure of personal information are fundamental to the products and services we provide.

As a worldwide leader in the delivery of insurance products and other services, the member companies of American International Group, Inc. (“AIG Companies”) offer numerous products and services to many types of consumers and clients in many different countries around the world. Therefore, differing AIG Companies may adopt differing privacy practices to fit their own jurisdiction and business requirements. The AIG Companies Privacy Policy, located at www.aig.com, may also be applicable to our Customers as we conduct our business.

For the purposes of these Privacy Principles personal information means information about an identifiable individual. For example: an individual’s name, birth date, address, age, health and financial information is personal information which AIG may collect, use and in certain circumstances, where necessary, disclose, in the course of providing insurance services and carrying on business.

1.   Consent and Personal Information

AIG obtains consent for the collection, use, and disclosure of personal information, except where consent is not required by law. AIG does not obtain your consent for the collection, use and disclosure of business contact information. By applying for or purchasing AIG’s products and services, you are providing your consent to our collection, use, and disclosure of your personal information as set out in these Privacy Principles. AIG relies on the broker’s advice where the insurance broker tells AIG that we have a Customer’s consent to collect information.

Consent may be obtained by AIG and its affiliated companies directly or through a broker or agent, an insurance adjuster, claims administrator, investigator, or lawyer when personal information is collected for claims purposes.

An individual may decline to consent, or revoke consent, to the collection and use of personal information for insurance purposes but in that case, insurance products and related services and the assessment of applications, claims or complaints may be limited or terminated.

AIG Insurance Company of Canada - Privacy Principles (September 2018)

2.   Collecting Personal Information

We may collect information directly from the individual concerned on applications for insurance and through direct interactions with us, including via AIG websites, software applications made available by us for use on or through computers and mobile devices (the “Apps”), our social media pages set forth in the links in the footer on AIG.com and other means (for example, from your application and claim forms, telephone calls, e-mails and other communications with us, as well as from claim investigators, medical professionals, witnesses or other third parties involved in our business dealings with you). We also collect information from various third party sources such as: insurance brokers, adjusters, other insurance intermediaries, third party administrators, government, industry associations, and other entities that have information about you. For instance, we may obtain your driving record, claims history and/or credit history, where permitted by law, to assist us in underwriting your application for insurance. We and our service providers may supplement the personal information we collect with information from other sources, such as publicly available information from social media services, commercially available sources and information from our affiliates or business partners. This information from third parties is subject to the privacy policies under which the information was collected.

3.   Using Personal Information

Personal information is typically collected and used by us for insurance purposes such as: assessing risk, processing applications for insurance coverage, establishing rates, administering insurance products, developing and improving insurance products and services and other services, including actuarial and pricing tools and risk engineering, risk management and loss prevention programs for our insurance clients, claim assessment, processing and settlement, and, where applicable, managing claim disputes. AIG also uses personal information to detect and prevent fraud, compile statistics, verify and provide information to insurance industry associations, report to regulatory or industry entities in accordance with laws and prudent insurance industry practices, and conduct market research. This may also include collecting and disclosing personal information about third parties with respect to claims made against AIG Customers.

4.   Use of Personal information for Marketing Purposes

AIG may collect and use personal information for marketing purposes, such as identifying and communicating with individuals who are most likely to find AIG products and services of interest. AIG may also disclose personal information to our affiliates to use for marketing purposes to offer you their products and services, which may be of interest to you. You may opt not to have us, or alternatively not to have our affiliates, collect, use or disclose personal information for marketing purposes in which case we and our affiliates will not use or disclose personal information for marketing purposes. Offers of upgraded or additional coverage, special offers and promotional mailings, and offers of additional products and services from our affiliates will not be sent by us or our affiliates. As an AIG customer, if you have not opted out of receiving marketing communications, you may receive marketing emails regarding AIG products and services. Each marketing email will include an unsubscribe mechanism, available for you at any time to remove your consent.

5.   Accuracy of Your Personal Information

AIG maintains procedures to ensure that the information we collect and use is accurate, up-to-date, and as complete as possible. However, we rely on individuals to disclose all material information to us and to inform us of any changes required. With proof of your identity, a request to access or correct your personal information in our possession may be made by contacting the Privacy Officer at the address set out below in the section called “Contacting the Privacy Officer”.

AIG Insurance Company of Canada - Privacy Principles (September 2018)

6.   Safeguarding Your Information

We apply appropriate safeguards to our computer networks and physical files and we restrict access to personal information to those AIG employees, authorized administrators, reinsurers, consultants or insurance representatives who need to know that information in order to underwrite, adjudicate or administer insurance products and services.

7.   Disclosure of Personal Information

Personal information is sought and exchanged with both affiliated and unaffiliated insurance companies, reinsurers, insurance and reinsurance brokers and other intermediaries and agents, appointed representatives, distributors, financial institutions and insurance industry organizations at the time of assessing an application for insurance and any renewal, extension, variation or cancellation of any issued policy, as well as in the event of any claim, to the extent necessary for statistical purposes or to assess and rate a specific risk, determine the status of coverage, and investigate, administer and provide updates regarding claims. We also share information to combat fraud; where permitted or required by law; or, at the request of government institutions in accordance with applicable law.

AIG sometimes retains an affiliated company or an independent third party, reinsurer or a technology service provider (“Authorized Administrator”) to perform on our behalf, certain functions in support of the products and services we provide. Such functions could include the underwriting, offering or administering of AIG insurance products and services or any related claims. Accordingly, in certain instances these affiliates or third parties require your personal information to the extent that it is necessary in the performance of those specific reinsurance, underwriting, marketing, consulting, administrative, analytical, rehabilitative, claims, investigation, reporting or related services. AIG obligates these affiliates and third parties to use and take steps to protect personal information in accordance with the requirements of these Privacy Principles.

Some Authorized Administrators may be located outside of Canada, in the United States of America or another foreign jurisdiction outside of Canada. When this occurs, the collection, use and disclosure of personal information will be subject to the laws of the jurisdiction in which it is situate. By communicating personal information to us, applying for and/or acquiring the products and services of AIG, you hereby consent to the authorized administrators located outside of Canada accessing, processing or storing your personal information (as the case may be) and disclosing such personal information as required by the governing laws of that jurisdiction. If you would like to obtain more information about our use of Authorized Administrators or any other service providers located outside of Canada, please contact the Privacy Officer at the address set out below in the section called “Contacting the Privacy Officer”.

AIG Insurance Company of Canada - Privacy Principles (September 2018)

AIG may transfer your personal information as an asset in connection with any contemplated or actual sale, merger or other disposal of all or part of our business or assets, or as part of a corporate reorganization or other change in corporate control, including for the purposes of determining whether to proceed with such transaction or fulfilling any records or other reporting requirements to such parties. In such circumstances, we will ensure that any transfer of personal information is subject to applicable law and reasonable data protection security, confidentiality and usage protocols and restrictions.

8.   Retention and Access to Your Personal Information

We retain personal information for the purposes described in these Privacy Principles but only for so long as is necessary. Personal information is stored at one of our offices in Canada or at a location of one of our affiliates in the United States or another foreign country, as required and defined under “Disclosure of Personal Information” above. Access to your personal information is limited to our employees, agents, insurance intermediaries, Authorized Administrators and service providers who need access in order to perform their job or provide services. Given the nature of insurance and our on-going exposure to potential claims, where necessary, and when legally required, some of the information we collect for insurance purposes is kept indefinitely.

With proof of your identity, a request to access information in our possession may be made by contacting the Privacy Officer at the address set out below in the section called “Contacting the Privacy Officer”. The right to access information is not absolute. Therefore AIG may decline access to information that we have under our control, subject to any legal restrictions or rights of refusal by AIG. Such instances may be as follows:

•	the information is subject to solicitor/client privilege;
•	the information would reveal personal information about a third party;
•	the information could compromise the investigation of a claim; or
•	the information is confidential commercial information.

We may charge a reasonable fee in advance for copying and sending information you have requested and to which you have a right of access.

9.   Contacting the Privacy Officer

Request for further information, personal information access or any concerns about how we handle your information with AIG should be referred to our Privacy Officer, as follows:

Privacy Officer

AIG Insurance Company of Canada

1 20 Bremner Blvd.

Suite 2200

Toronto, ON

Canada M5J 0A8

Or at the following e-mail address: AIGCanadaOmbudsman@aig.com

Or you may call us toll free: 1-800-387-4481

10.    Internet Privacy Practices

We may collect your information through AIG websites or mobile applications. All personal information collected through our websites and mobile applications are subject to these Privacy Principles.

AIG Insurance Company of Canada - Privacy Principles (September 2018)

We may collect other information (“Other Information”) through our websites or mobile applications that does not reveal your specific identity. Other Information includes but is not limited to:

•	browser information;
•	information collected through cookies, pixel tags, and other technologies;
•	demographic information and other similar information provided by you
•	information about your physical location; and
•	aggregated information.

We and our third party service providers may collect Other Information in a variety of ways, including the following:

•	Through your internet browser: Certain information is collected by most websites, such as your IP address (that is, your computer’s address on the internet), screen resolution, operating system type (Windows or Mac) and version, internet browser type and version, time of the visit and the page or pages visited. We use this information for purposes such as calculating our website usage levels, helping diagnose server problems, and administering our website.

•	Using cookies: Cookies are pieces of information stored directly on the computer you are using. Cookies allow us to recognize your computer and to collect information such as internet browser type, time spent on our website, pages visited, and language preferences. We may use the information for security purposes, to facilitate navigation, to display information more effectively, to personalize your experience while visiting our website, or to gather statistical information about the usage of our website. Cookies further allow us to present to you the advertisements or offers that are most likely to appeal to you. We may also use cookies to track your responses to our advertisements and we may use cookies or other files to track your use of other websites.

One of the advertisement companies that we use is Google, Inc., trading as DoubleClick. To opt out of the DoubleClick advertisement cookie please visit: http://www.google.com/intl/en/policies/privacy/#infochoices. You can refuse to accept other cookies we use by adjusting your browser settings. However, if you do not accept these cookies, you may experience some inconvenience in your use of our website and some online products.

•	Using pixel tags, web beacons, clear GIFs or other similar technologies: These may be used in connection with some of our website pages and HTML-formatted e-mail messages to, among other things, track the actions of our website users and e-mail recipients, measure the success of our marketing campaigns, and compile statistics about our website usage and response rates.

We use Adobe’s Omniture analytics service, which uses cookies and web beacons, to help us understand more about how our website is used by consumers so we can continue to improve it. Adobe does not have the right to use the information we provide to it beyond what is necessary to assist us. For more information on Adobe’s Omniture service, including how to opt-out of it, please visit: http://www.adobe.com/privacy/policy.html#info-manage.

AIG Insurance Company of Canada - Privacy Principles (September 2018)

•	From you: Some information (for example, your location or preferred means of communication) is collected when you voluntarily provide it. Unless combined with personal information, this information does not identify you personally.

•	Using your physical location: We may collect the physical location of your device by, for example, using satellite, cell phone tower or WiFi signals. We may use your device’s physical location to provide you with personalized location-based services and content, for example, to provide location based reminders or offers when using Apps. We may also share your device’s physical location, combined with information about what advertisements you viewed and other information we collect, with our marketing partners to enable them to provide you with more personalized content and to study the effectiveness of advertising campaigns. In some instances, you may be permitted to allow or deny such uses and/or sharing of your device’s location, but if you choose to deny such uses and/or sharing, we and/or our marketing partners may not be able to provide you with the applicable personalized services and content. In addition, we may obtain the precise geolocation of your device when you use our mobile applications for purposes of providing travel or other assistance services to our clients who are enrolled in such services. In connection with providing travel or other assistance services, we may share your device’s precise geolocation information with our clients and other entities with whom we work. You may opt-out of our collection and sharing of precise geolocation information by deleting the mobile application from your device, by disallowing the mobile application to access location services through the permission system used by your device’s operating system, or by following any additional opt-out instructions provided in the privacy notice available within the mobile application.

•	By aggregating information: We may share non-personally identifiable information collected from you and from through the use of our Apps with our third party service providers in an anonymous and aggregate form for data analytics use and to ensure you receive a better consumer experience, in order to improve and modify our products and services.

Please note that we may use and disclose Other Information for any purpose, except where we are required to do otherwise under applicable law. If we are required to treat Other Information as personal information under applicable law, then, in addition to the uses listed in this “Website Privacy Practices” section, we may use and disclose Other Information for all the purposes for which we use and disclose personal information.

11. Third Party Websites

These Privacy Principles do not address, and we are not responsible for, the privacy, information or other practices of any third parties, including any third party operating any website to which our website contains a link. The inclusion of a link on our website does not imply endorsement of the linked site by us or by our group companies.

AIG Insurance Company of Canada - Privacy Principles (September 2018)

12. Use of Site by Minors

Our website is not directed to individuals under the age of 18, and we request that these individuals do not provide Personal Information through our website.

13. Changes to these Privacy Principles

AIG Canada reserves the right to modify these Privacy Principles from time to time. If these Privacy Principles change materially, we will take reasonable measures to notify you, including posting a copy of the revised Privacy Principles to our website. Accordingly, we recommend that you review our current Privacy Principles from time to time at Aig.ca.

AIG Insurance Company of Canada - Privacy Principles (September 2018)

LA COMPAGNIE D’ASSURANCE AIG DU CANADA

PRINCIPES DE PROTECTION DES RENSEIGNEMENTS PERSONNELS

AIG et la protection des renseignements personnels

Nous, chez La Compagnie d’assurance AIG du Canada (désignée sous le nom d’« AIG », « nous », « notre » ou « nos »), nous conformons aux présents Principes de protection des renseignements personnels et nous voulons que nos proposants, nos titulaires de polices, nos assurés, nos demandeurs et toute autre personne nous ayant fourni des renseignements personnels (désignés sous le nom de « Clients » ou « vous »), soient au courant non seulement de la façon dont nous traitons les renseignements personnels, mais aussi des raisons pour lesquelles nous recueillons lesdits renseignements. Nous consacrons beaucoup d’efforts au respect et au maintien de la confidentialité de vos renseignements personnels. Cependant, en raison de la nature même de notre entreprise, le processus de cueillette, d’utilisation et de divulgation de renseignements personnels est fondamental aux produits et services que nous fournissons.

Nous sommes un chef de file mondial dans la fourniture de produits d’assurance et autres services et, à ce titre, les compagnies membres de l’American International Group, Inc. (les « sociétés AIG ») offrent de nombreux produits et services à plusieurs types de consommateurs et clients dans différents pays partout dans le monde. En conséquence, les différentes sociétés AIG peuvent adopter différentes pratiques en matière de protection des renseignements personnels pour s’adapter à leur propre juridiction et aux exigences de leurs entreprises. Les Principes de protection des renseignements personnels des sociétés AIG, disponibles sur notre site, www.aig.com, peuvent également s’appliquer à nos Clients dans l’exercice de nos activités d’entreprise.

Pour les fins des présents Principes de protection des renseignements personnels, l’expression « renseignements personnels » signifie des renseignements concernant une personne identifiable. Par exemple, le nom d’un particulier, sa date de naissance, son adresse, son âge, son état de santé et ses renseignements financiers constituent des renseignements personnels qu’AIG peut recueillir, utiliser et dans certaines circonstances, si nécessaire, divulguer, dans le cadre de la fourniture de services d’assurance et dans le cours normal de ses affaires.

1. Consentement et renseignements personnels

AIG obtient le consentement pour la cueillette, l’utilisation et la divulgation de renseignements personnels, sauf dans les cas où le consentement n’est pas requis par la loi. Par exemple, AIG n’obtient pas votre consentement pour la cueillette, l’utilisation et la divulgation de vos coordonnés d’affaires. En présentant une proposition ou en faisant l’acquisition de produits et services d’AIG, vous nous donnez votre consentement à la cueillette, à l’utilisation et à la divulgation de vos renseignements personnels, tel que décrit aux présents Principes de protection des renseignements personnels. AIG se fie à l’avis du courtier lorsque le courtier d’assurance indique à AIG que le Client nous a donné son consentement pour la cueillette des renseignements.

La Compagnie d’assurance AIG du Canada - Principes de protection des renseignements personnels (Septembre 2018)

Le consentement peut être obtenu par AIG et par ses sociétés affiliées directement ou par l’entremise du courtier ou mandataire, d’un expert en sinistres, d’un rédacteur sinistre, d’un enquêteur ou d’un avocat, lorsque les renseignements personnels sont recueillis aux fins d’une réclamation.

Un particulier peut refuser de consentir à la cueillette et à l’utilisation de renseignements personnels à des fins d’assurance ou retirer son consentement, mais dans de tels cas, les produits d’assurance et les services connexes, ainsi que l’étude des propositions, des réclamations ou des plaintes peuvent être limités ou terminés.

2. La cueillette des renseignements personnels

Nous pourrions recueillir les renseignements directement du particulier concerné, sur les propositions d’assurance et par l’entremise d’interactions directes avec nous, y compris par l’entremise de sites Web d’AIG, d’applications logicielles que nous mettons à votre disposition à des fins d’utilisation sur des ordinateurs et des appareils mobiles (les « applications »), de nos pages de médias sociaux dont les liens figurent dans le pied de page du site AIG.com et par l’entremise de tout autre moyen (comme par exemple, dans le cadre de votre proposition d’assurance ou de vos formulaires de demande d’indemnisation, de vos appels téléphoniques, de vos courriels et autres communications avec nous, ainsi que par l’entremise des enquêteurs, des professionnels de la santé, des témoins ou d’autres tiers avec qui nous transigeons pour faire affaires avec vous). Nous recueillons également des renseignements de diverses autres sources, tels les courtiers d’assurance, les experts en sinistres ou autres intermédiaires, les tiers administrateurs, le gouvernement, les associations de l’industrie et autres entités qui détiennent des renseignements à propos de vous. Par exemple, lorsque cela est permis par la loi et afin de nous aider dans la souscription de votre proposition d’assurance, nous pouvons obtenir votre dossier de conduite, l’historique de vos réclamations et vos antécédents en matière de crédit. Nous, et nos fournisseurs de services pouvons compléter les renseignements personnels que nous recueillons avec des renseignements provenant d’autres sources, tels que les renseignements accessibles au public des services de médias sociaux, des sources commerciales disponibles et des renseignements provenant de nos filiales ou partenaires commerciaux. Lesdits renseignements provenant de tierces parties sont assujettis aux politiques de protection de la vie privée en vertu desquelles les renseignements ont été recueillis.

3. L’utilisation des renseignements personnels

En règle générale, nous recueillons et utilisons les renseignements personnels à des fins d’assurance, telles que : l’évaluation des risques, le traitement des propositions d’assurance, la tarification, l’administration des produits d’assurance, l’élaboration et l’amélioration des produits et services d’assurance et autres services, y compris les outils actuariels et de fixation des prix et les programmes d’ingénierie des risques, de gestion des risques et de prévention des sinistres pour nos clients, l’évaluation, le traitement et le règlement des réclamations, et, le cas échéant, la gestion des litiges liés aux réclamations. AIG utilise également les renseignements personnels afin de détecter et de prévenir la fraude, de compiler des statistiques, de vérifier et de fournir des renseignements aux associations de l’industrie de l’assurance, de faire rapport aux entités de réglementation ou aux entités de l’industrie conformément aux lois et aux pratiques de prudence de l’industrie de l’assurance, et pour effectuer des études de marché. Cela peut également inclure la cueillette et la divulgation de renseignements personnels à propos de tierces parties relativement à des réclamations présentées contre des Clients d’AIG.

La Compagnie d’assurance AIG du Canada - Principes de protection des renseignements personnels (Septembre 2018)

4. L’utilisation des renseignements personnels à des fins de commercialisation

AIG peut recueillir et utiliser des renseignements personnels à des fins de commercialisation, telles que l’identification des particuliers qui sont les plus susceptibles de porter un intérêt aux produits et services d’AIG et la communication avec ces derniers. AIG peut aussi divulguer des renseignements personnels à ses filiales qui les utiliseront à des fins de commercialisation, pour vous offrir certains de leurs produits et services qui pourraient vous intéresser. Vous pouvez choisir de ne pas nous permettre ou, dans l’alternative, de ne pas permettre à nos filiales de recueillir, d’utiliser ou de divulguer des renseignements personnels à des fins de commercialisation, et dans ce cas, nous, ainsi que nos filiales n’utiliserons ni ne divulguerons les renseignements personnels à des fins de commercialisation. Ni nous, ni nos filiales, ne vous enverrons d’offres de garanties améliorées ou complémentaires, d’offres spéciales ou d’offres promotionnelles par publipostage, ni d’offres de produits et services supplémentaires de nos filiales. En tant que Client d’AIG, si vous n’avez pas choisi de recevoir des communications commerciales, vous pourriez recevoir des courriels promotionnels concernant des produits et des services offerts par AIG. Vous trouverez une option de désabonnement au bas de chacun de nos courriels, laquelle vous permet de révoquer votre consentement en tout temps.

5. Exactitude de vos renseignements personnels

AIG maintient des procédures afin de s’assurer que les renseignements que nous recueillons et utilisons soient exacts, à jour, et aussi complets que possible. Cependant, nous nous fions aux particuliers pour qu’ils nous dévoilent tous les renseignements significatifs et nous informent de toute modification nécessaire. Sur présentation d’une preuve de votre identité, une demande d’accès à, ou de correction de vos renseignements personnels en notre possession peut être présentée en communiquant avec le Responsable de la protection des renseignements personnels à l’adresse indiquée ci-après à la rubrique « Communiquer avec ie Responsable de la protection des renseignements personnels ».

6. La protection de vos renseignements personnels

Nous appliquons les dispositifs de sécurité appropriés à nos réseaux informatiques et à nos dossiers physiques et nous limitons l’accès aux renseignements personnels aux employés d’AIG, aux administrateurs autorisés, aux réassureurs, aux conseillers ou aux conseillers d’assurance qui ont besoin desdits renseignements pour leur permettre de souscrire ou d’administrer des produits et des services d’assurance ou de statuer sur une réclamation.

7. Divulgation de renseignements personnels

Les renseignements personnels sont obtenus et échangés tant avec les compagnies d’assurance affiliées qu’indépendantes, qu’avec les réassureurs, les courtiers en assurance et en réassurance et autres intermédiaires et mandataires, les distributeurs et représentants nommés, les institutions financières et les organisations de l’industrie de l’assurance au moment d’évaluer une proposition d’assurance et tout renouvellement, toute prolongation, toute modification ou toute résiliation d’un contrat déjà établi, ainsi que dans l’éventualité d’une réclamation, dans la mesure nécessaire aux fins des statistiques ou de l’évaluation et de la tarification d’un risque particulier, de la détermination du statut de l’assurance, et de l’étude, de l’administration et de la fourniture de mises à jour concernant les réclamations. Nous divulguons également des renseignements afin de lutter contre la fraude, là où la loi l’autorise ou l’exige ou encore, à la demande d’institutions gouvernementales conformément à la loi applicable.

La Compagnie d’assurance AIG du Canada - Principes de protection des renseignements personnels (Septembre 2018)

II arrive parfois qu’AIG retienne les services d’une compagnie affiliée, d’un réassureur indépendant ou d’un fournisseur de services technologiques (« administrateur autorisé ») pour accomplir certaines fonctions en notre nom à l’appui des produits et services que nous offrons. Ces fonctions pourraient inclure la souscription, l’offre ou l’administration des produits et services d’assurance d’AIG ou de toute réclamation connexe. En conséquence, dans certains cas, ces compagnies affiliées ou tiers demandent vos renseignements personnels dans la mesure nécessaire pour la prestation de ces services spécifiques de réassurance, de souscription, de commercialisation, de consultation, d’administration, d’analyse, de réadaptation, de réclamations, d’investigation, de rapport ou de tout autre service connexe. AIG oblige ces compagnies affiliées et ces tiers à utiliser et à prendre des mesures afin de protéger les renseignements personnels conformément aux exigences des présents Principes de protection des renseignements personnels.

Certains administrateurs autorisés peuvent se trouver hors du Canada, aux États-Unis d’Amérique ou dans un autre pays étranger à l’extérieur du Canada. Dans ce cas, la cueillette, l’utilisation et la divulgation de renseignements personnels seront assujetties aux lois de la juridiction en question. En nous communiquant des renseignements personnels, en présentant une proposition ou en souscrivant des produits et des services d’AIG, vous consentez par les présentes à ce que les administrateurs autorisés se trouvant à l’extérieur du Canada accèdent à vos renseignements personnels, les traitent ou les conservent (selon le cas) et les divulguent tel que requis par les lois applicables à leur juridiction. Si vous souhaitez obtenir de plus amples renseignements sur notre utilisation des administrateurs autorisés ou de tout autre fournisseur de services situé à l’extérieur du Canada, veuillez communiquer avec l’agent de la protection des renseignements personnels à l’adresse ci-dessous, dans la section intitulée « Communiquer avec l’agent de protection de la vie privée ».

AIG pourrait transférer vos renseignements personnels en tant qu’actif dans le cadre de toute vente, de toute fusion ou de toute autre disposition, envisagée ou en cours, de la totalité ou d’une partie de notre clientèle ou de nos biens, ou encore dans le cadre d’une réorganisation de l’entreprise ou de tout autre changement associé au contrôle de l’entreprise, dans le but de déterminer si l’on doit conclure ladite transaction avec les parties en question ou donner suite à toute exigence de leur part en matière de dossiers ou d’autres déclarations. En pareil cas, nous veillerons à ce que le transfert de renseignements personnels soit conforme aux lois en vigueur et aux protocoles raisonnables de protection, de confidentialité et d’utilisation des données et aux restrictions.

8. Conservation et accès à vos renseignements personnels

Nous conservons vos renseignements personnels aux fins décrites aux présents Principes de protection des renseignements personnels, mais seulement pour la période de temps nécessaire. Les renseignements personnels sont stockés à l’un de nos bureaux au Canada ou à l’emplacement de l’une de nos sociétés affiliées aux États-Unis ou dans un autre pays, tel que requis et défini aux termes de la rubrique « Divulgation de renseignements personnels » précédente. L’accès à vos renseignements personnels est limité à nos employés, mandataires, intermédiaires d’assurance, administrateurs autorisés et fournisseurs de services qui ont besoin d’y accéder afin de faire leur travail ou de nous fournir des services. Compte tenu de la nature de l’assurance et de notre exposition constante aux risques de réclamations potentielles, lorsque cela s’avère nécessaire et que la loi l’exige, certains renseignements que nous recueillons à des fins d’assurance sont conservés indéfiniment.

La Compagnie d’assurance AIG du Canada - Principes de protection des renseignements personnels (Septembre 2018)

Sur présentation d’une preuve de votre identité, une demande d’accès aux renseignements en notre possession peut être présentée en communiquant avec le Responsable de la protection des renseignements personnels à l’adresse indiquée ci-après à la rubrique « Communiquer avec le Responsable de la protection des renseignements personnels ». Le droit d’accès aux renseignements n’est pas absolu. Par conséquent, AIG peut refuser une demande d’accès si les renseignements qui sont sous notre contrôle font l’objet de restrictions juridiques ou de droits de refus par AIG, tels que :

•	des renseignements qui sont assujettis à un privilège avocat/client;

•	des renseignements qui révéleraient des renseignements personnels au sujet d’une tierce partie;

•	des renseignements qui pourraient compromettre l’étude d’une réclamation; ou

•	des renseignements confidentiels de nature commerciale.

Nous pouvons vous facturer à l’avance des frais raisonnables pour copier et transmettre les renseignements que vous avez demandés et auxquels vous avez un droit d’accès.

9. Communiquer avec le Responsable de la protection des renseignements personnels

Les demandes de renseignements supplémentaires, les demandes d’accès aux renseignements personnels ou les questions portant sur la façon dont nous traitons vos renseignements chez AIG devraient être adressées à notre Responsable de la protection des renseignements personnels comme suit :

Responsable de la protection des renseignements personnels

La Compagnie d’assurance AIG du Canada

120 Bremner Blvd.

Bureau 2200

Toronto, Ontario

Canada M5J 0A8

Vous pouvez aussi communiquer avec nous par courriel à l’adresse suivante: AIGCanadaOmbudsman@aig.com

Ou nous téléphoner sans frais au numéro suivant : 1-800-387-4481.

10. Principes de protection des renseignements personnels liés à l’Internet

Nous pourrions recueillir des renseignements à votre sujet par l’entremise de sites Web ou d’applications pour appareils mobiles d’AIG. Tous les renseignements personnels recueillis par l’entremise de nos sites Web et de nos applications pour appareils mobiles sont assujettis aux présents Principes de protection des renseignements personnels.

La Compagnie d’assurance AIG du Canada - Principes de protection des renseignements personnels (Septembre 2018)

Nous pourrions recueillir d’autres renseignements (« autres renseignements ») qui ne dévoilent pas l’identité du particulier par l’entremise de nos sites Web ou de nos applications pour appareils mobiles. Les autres renseignements englobent sans s’y limiter :

•	les renseignements recueillis au moyen du navigateur Web;

•	les renseignements recueillis par l’entremise de fichiers témoins, de balises Web (pixels invisibles) et d’autres technologies;

•	les renseignements démographiques et autres renseignements semblables que vous nous avez fournis;

•	les renseignements sur votre emplacement physique; et

•	le cumul des renseignements.

Nous et nos fournisseurs de services de tierce partie pourrions recueillir d’autres renseignements par divers moyens, dont les suivants.

•	Par l’entremise de votre navigateur Internet : La plupart des sites Internet recueillent certains renseignements, notamment votre adresse IP (c’est-à-dire, l’adresse Internet de votre ordinateur), la résolution de votre écran, le type de votre système d’exploitation (Windows ou Mac) et sa version, le type et la version de votre navigateur Internet, l’heure de votre visite, ainsi que la ou les pages consultées. Nous utilisons ces renseignements pour calculer les niveaux d’utilisation de notre site Internet, pour nous aider à diagnostiquer les problèmes de serveur et pour gérer notre site Internet.

•	Utilisation de fichiers témoins : Les fichiers témoins sont des données stockées directement sur l’ordinateur que vous utilisez. Les fichiers témoins nous permettent de reconnaître votre ordinateur et de recueillir certains renseignements, notamment le type de navigateur que vous utilisez, le temps passé sur notre site Internet, les pages consultées et les préférences linguistiques. Nous pourrions utiliser ces renseignements à des fins de sécurité, pour faciliter la navigation, afficher des renseignements de façon plus efficace, personnaliser votre expérience pendant que vous visitez notre site Internet ou encore pour recueillir des renseignements sur l’utilisation de notre site à des fins de statistiques. Les fichiers témoins nous permettent également de vous présenter des messages publicitaires ou des offres qui sont les plus susceptibles de vous intéresser. Nous pourrions aussi utiliser des fichiers témoins pour effectuer un suivi de vos réponses à nos publicités, et nous pourrions nous servir des fichiers témoins ou d’autres fichiers pour nous enquérir de votre fréquentation d’autres sites Internet.

L’une des sociétés publicitaires à laquelle nous faisons appel est Google Inc., qui offre des services sous la bannière de DoubleClick. Pour refuser les fichiers témoins publicitaires DoubleClick, suivez le lien suivant : http://www.google.com/intl/en/policies/privacy/#infochoices . Vous pouvez régler les paramètres de votre navigateur pour refuser d’accepter d’autres fichiers témoins que nous utilisons. Toutefois, si vous n’acceptez pas ces fichiers témoins, vous pourriez connaître certaines difficultés au moment d’utiliser notre site Internet ou d’accéder à certains de nos produits en ligne.

La Compagnie d’assurance AIG du Canada - Principes de protection des renseignements personnels (Septembre 2018)

•	Utilisation de pixels invisibles, de balises Web, de GIF clairs et autres technologies semblables : Ces balises pourraient être utilisées dans le cadre de certaines de nos pages Web et de messages par courriel en format HTML pour, entre autres, suivre les habitudes des usagers de notre site Web et des destinataires de nos courriels, évaluer le succès de nos campagnes publicitaires et compiler des statistiques relativement à l’utilisation de notre site Internet et aux taux de réponse.

Nous utilisons le service Adobe Analytics, lequel se sert de fichiers témoins et de balises Web, pour nous aider à mieux comprendre de quelle façon les consommateurs utilisent notre site Internet et continuer à l’améliorer. Adobe n’est pas autorisé à utiliser les renseignements que nous leur fournissons au-delà du strict nécessaire pour nous aider. Pour de plus amples renseignements sur le service Adobe Analytics, y compris comment vous désabonner du service, cliquez sur le lien suivant : http://www.adobe.com/privacy/policy. html#info-manage.
http://www.adobe.com/privacy/policy.html#info-manage.

•	Renseignements de votre part : Certains renseignements (par exemple, votre emplacement ou votre méthode de communication préférée) sont recueillis lorsque vous nous les fournissez de plein gré. Sauf dans les cas où ils sont jumelés à des renseignements personnels, ces renseignements ne vous identifient pas en particulier.

Utilisation de votre emplacement personnel : Nous pourrions recueillir des renseignements relatifs à votre emplacement, notamment à l’aide de signaux par satellite, par tour de transmission cellulaire ou par WiFi. Nous pourrions utiliser l’emplacement physique de votre appareil pour vous offrir des services et du contenu personnalisés en fonction de votre emplacement, notamment pour vous transmettre des rappels liés à l’emplacement ou des offres lorsque vous utilisez des applications. Nous pourrions également divulguer l’emplacement physique de votre appareil, ainsi que des renseignements sur les publicités visionnées qui, jumelés aux autres renseignements que nous recueillons conjointement avec nos partenaires de commercialisation, leur permettent de vous fournir du contenu plus personnalisé et d’évaluer l’efficacité de nos campagnes publicitaires. Dans certains cas, vous pourriez avoir le choix de permettre ou de refuser de telles utilisations et la divulgation de l’emplacement de votre appareil, mais si vous refusez de consentir à de telles utilisations et divulgations, nos partenaires de commercialisation et nous pourrions être incapables de vous fournir les services et le contenu personnalisés en question. En outre, nous pourrions obtenir la géolocalisation précise de votre appareil lorsque vous utilisez nos applications pour appareils mobiles, et ce, afin de fournir des services d’assistance voyage ou autres à ceux de nos clients qui souscrivent à de tels services. Dans le cadre de la prestation de services d’assistance voyage ou autres, nous pourrions divulguer les renseignements liés à la géolocalisation précise de votre appareil à nos clients et à d’autres entités avec qui nous travaillons. Vous pouvez refuser de consentir à la cueillette et la divulgation de renseignements liés à la géolocalisation précise en supprimant l’application de votre appareil mobile, en refusant de permettre à l’application pour appareil mobile d’accéder aux services de localisation à l’aide du système d’autorisation qu’utilise le système d’exploitation de votre appareil ou en suivant toutes directives supplémentaires de retrait figurant à l’avis de protection de la vie privée qui est affiché dans l’application pour appareils mobiles.

La Compagnie d’assurance AIG du Canada - Principes de protection des renseignements personnels (Septembre 2018)

•	Cumul des renseignements : Nous pourrions divulguer à nos fournisseurs de services de tierce partie des renseignements qui n’identifient aucune personne en particulier et que nous avons recueillis auprès de vous et par l’entremise de votre utilisation de nos applications, dans un format cumulé et anonyme propice à l’analyse de données et pour faire en sorte de vous offrir une meilleure expérience client, tout en nous permettant d’apporter des améliorations et des modifications à nos produits et services.

Veuillez noter que nous pourrions utiliser et divulguer d’autres renseignements à toute autre fin, sauf lorsque nous sommes tenus d’agir autrement en vertu des lois applicables. Si nous sommes dans l’obligation de traiter d’autres renseignements à titre de renseignements personnels en vertu des lois applicables, alors, en plus des utilisations énumérées à la présente rubrique « Principes de protection des renseignements personnels à l’égard de l’Internet », nous pourrions utiliser et divulguer d’autres renseignements à toutes les fins auxquelles nous utilisons et divulguons lesdits renseignements personnels.

11. Sites Internet de tierces parties

Les présents Principes de protection des renseignements personnels n’abordent pas les pratiques de confidentialité et de protection des renseignements personnels ou toute autre pratique à cet égard adoptée par de tierces parties, y compris toute tierce partie exploitant tout site Internet visé par un lien figurant sur notre site Internet, et nous n’assumons aucune responsabilité à ce chapitre. L’affichage d’un lien sur notre site Internet ne signifie aucunement que nous approuvons le site visé par ledit lien figurant à notre site Internet ou à celui d’autres sociétés membres de notre groupe.

12. Utilisation du site par des mineurs

Notre site Internet n’est pas destiné à des personnes âgées de moins de 18 ans et nous demandons à ces personnes de ne fournir aucun renseignement personnel par l’entremise de notre site Internet.

13. Modifications apportées aux présents Principes de protection des renseignements personnels

AIG Canada se réserve le droit d’apporter, de temps à autre, des modifications aux présents Principes de protection des renseignements personnels. Si lesdits Principes de protection des renseignements personnels sont modifiés de façon importante, nous prendrons des mesures raisonnables pour vous en aviser en affichant notamment une version à jour des Principes de protection des renseignements personnels sur notre site Internet. Nous vous recommandons donc de passer en revue notre version la plus récente des Principes de protection des renseignements personnels de temps à autre en accédant à Aig.ca.

La Compagnie d’assurance AIG du Canada - Principes de protection des renseignements personnels (Septembre 2018)

AIG Insurance Company of Canada

(Herein called Underwriter)

BOND NUMBER: 01-819-27-72	REPLACEMENT OF BOND NUMBER: 01-592-86-99

FINANCIAL INSTITUTIONS BOND

Standard Form No. 14, Revised to May, 2011

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):
SPROTT FUNDS TRUST

Principal Address: 200 BAY ST SUITE 2600 TORONTO, ON M5J -2J1

Item 2.	Bond Period: From 12:01 a.m. on September 30, 2020 to 12:01 a.m. on September 30, 2021
	(month, day, year)	(month, day, year)
Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be		$30,000,000 US

Item 4.	Subject to Sections 4 and 12 hereof,
the Single Loss Limit of Liability applicable to each of Insuring Agreements (A) ,
	(B), (C) and (F) is		$15,000,000 US
and the Single Loss Deductible applicable to each of Insuring Agreements (A),
	(B), (C) and (F) is		$25,000 US

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Insuring Agreement (D)-FORGERY OR ALTERATION	$15,000,000 US	$25,000 US
	Insuring Agreement (E)-SECURITIES	$15,000,000 US	$25,000 US
	Coverage on Partners or Members	Not Covered	Not Covered
Optional Insuring Agreements and Coverages:
	Computer Systems	$15,000,000 US	$25,000 US
	Audit Expense	$25,000 US	$0 US

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:
#1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11,#12,#13,#14,#15,#16,#17,#18,#19,#20,#21,#22, #23

All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

Item 6.	The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is:
$25,000 US

Item 7.	For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:
Not Applicable

1717193

TSB5062CAN	Page 1 of 2

Item 8.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 015928699
Such termination or cancelation to be effective as of the time this bond becomes effective.

Item 9.	Premium: $19,883 US

Item 10.	Underwriter

(a) Underwriter Address: Canadian Head Office 120 Bremner Boulevard Suite 2200 Toronto, ON M5J -0A8

(b) Notice Of Loss And Occurrences To Be Sent To:
By e-mail: financialclaimsCA@aig.com
By mail: AIG, Financial Lines Claims 120 Bremner Boulevard, Suite 2200 Toronto, ON M5J 0A8

In either case, reference the policy number and “Financial Institutions Bond Standard Form No. 14.”

All limits of insurance, premiums and other sums of money as expressed in this policy are in Canadian currency unless otherwise stated in writing.

By signing below, the President and Chief Executive Officer of the Insurer agrees on behalf of the Insurer to all the terms of this Policy.

President and chief Executive Officer AIG Insurance Company of Canada

TORONTO	September 25, 2020
Signed At	Date

HUB INTERNATIONAL HKMB LIMITED 595 BAY ST STE 900
TORONTO, ON M5G 2E3

1717193

TSB5062CAN	Page 2 of 2

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and
(2)	to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)	Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or
(b)	trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1)     a Messenger, or

(2)     a Transportation Company and being transported in an armored motor vehicle, or

(3)     a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D)	Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1) Negotiable Instrument (except an Evidence of Debt),

(2) Certificate of Deposit,

(3) Letter of Credit,

(4) Withdrawal Order,

(5) receipt for the withdrawal of Property, or

(6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

(1)     acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a)	Certificated Security,
(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c)	Certificate of Deposit; or
(d)	Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2)     guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3)     acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured’s having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F)     Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

TSB 5062c CAN (5/11)	Page 1 of 6

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1)	has occurred or will occur in offices or premises,
(2)	has been caused or will be caused by an employee or employees of such institution, or
(3)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP-NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defence of such legal proceeding, in whole or in part. The defence by the Underwriter shall be in the Insured’s name through legal counsel selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defence.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all legal fees, costs and expenses incurred by the Underwriter in the defence of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any legal fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured’s Written authorization to perform services as data processor of cheques drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

TSB 5062c CAN (5/11)	Page 2 of 6

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(h) Financial Interest in the Insured of the Insured’s general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partners’ or Members’ investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a cheque without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a cheque.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honour drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favour of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1 (f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewellery, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

TSB 5062c CAN (5/11)	Page 3 of 6

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 1 8 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash cheques, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash cheques, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured’s accepting cheques payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

TSB 5062c CAN (5/11)	Page 4 of 6

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defence of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defence at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and legal fees incurred by the Underwriter under General Agreement F, resulting from:

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,
(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,
(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the Canadian dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT– SUBROGATION– RECOVERY–

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

TSB 5062c CAN (5/11)	Page 5 of 6

COOPERATION

Section 8. Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter's examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELLATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by Provincial, Territorial, State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

CONFORMANCE TO LAW

Section 14.

Coverage under this bond shall not be provided to the extent prohibited by any law. Where this bond is legally required to be interpreted in accordance with the laws of the Province of Quebec:

(1) Les parties ont expressément convenu que cette convention ainsi que tous documents y afférents soient rédigés en langue anglaise seulement. The parties have expressly agreed that this agreement and all related documents be drafted in the English language only.

(2) The bond provisions shall be deemed to be amended to comply with the applicable mandatory provisions of the Quebec Civil Code, but only to the extent necessary to comply with such mandatory provisions of the Quebec Civil Code and only to the extent that such mandatory provisions are contrary to the existing terms of this bond.

All limits of insurance, premiums and other sums of money as expressed in this bond are in Canadian currency unless otherwise stated in writing.

By signing below, the President and Chief Executive Officer of the Company agrees on behalf of the Company to all the terms of this bond.

President and Chief Executive Officer

AIG Insurance Company of Canada

This bond shall not be valid unless signed at the time of issuance by an authorized representative of the Company, either above or on the Declarations page of the bond.

TSB 5062c CAN (5/11)	Page 6 of 6

RIDER #  1

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

COMPUTER CRIME COVERAGE RIDER (CANADIAN FORM 14 VERSION)

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.	Item 4 of the Declarations is hereby amended by adding the following:

	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud	$15,000,000 USD	$25,000 USD

Data Processing Service Operations	$15,000,000 USD	$25,000 USD

Voice Initiated Transfer Fraud	$N/A	$N/A

Telefacsimile Transfer Fraud	$15,000,000 USD	$25,000 USD

Destruction of Data or Programs by Hacker	$15,000,000 USD	$25,000 USD

Destruction of Data or Programs by Virus	$15,000,000 USD	$25,000 USD

Voice Computer Systems Fraud	$15,000,000 USD	$25,000 USD

©All rights reserved.

RIDER 001

136015 CAN (03/20)	1

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

2.	The Declarations page is hereby amended by adding the following paragraph to the end thereof:

Item 11.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $N/A.

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $25,000 USD.

3.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

COMPUTER SYSTEMS FRAUD

(G)	Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	2

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(H)	Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)	entry of Electronic Data or a Computer Program into, or

(2)	change of Electronic Data or a Computer Program within

a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	3

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(iii)	an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(I)	Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	4

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)	if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(J)	Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)	purports and reasonably appears to have originated from:

(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	5

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(3)	contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K)	Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate “Single Loss”.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L)	Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	6

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate “Single Loss”.

VOICE COMPUTER SYSTEM FRAUD

(M)	Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)	failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

4.	GENERAL AGREEMENTS B. ADDITIONAL OFFICES OR EMPLOYEES–CONSOLIDATION, MERGER OR PURCHASE OF ASSETS–NOTICE is hereby deleted in its entirety and is replaced with the following:

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	7

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS –
CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a)	has occurred or will occur in offices or premises or computer systems, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	8

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FOCUS TRUST INC.

by AIG Insurance Company of Canada

5.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS (s) “Property” of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

6.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)	Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	9

RIDER#  1          (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(iii)	Computer System means:

(1)	computers with related peripheral components, including storage components wherever located;

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iv)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)	Funds means Money on deposit in an account;

(vi)	Restoration Costs means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination.

Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1)	any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or

©AII rights reserved.

RIDER 001

136015 CAN (03/20)	10

RIDER# 1     (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(2)	any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs;

(vii)	System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(viii)	System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(ix)	System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(x)	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

©All rights reserved.

RIDER 001

136015 CAN (03/20)	11

RIDER# 1     (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(xi)	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

(xii)	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:
1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
2)	of a type commonly dealt in securities, exchanges or markets; and
3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(xiii)	Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

7.	Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following exclusions to the end thereof:

©All rights reserved.

RIDER 001

136015 CAN (03/20)	12

RIDER# 1     (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)	loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)	loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv)	loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v)	loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi)	loss resulting directly or indirectly from theft of confidential information;

©All rights reserved.

RIDER 001

136015 CAN (03/20)	13

RIDER# 1     (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(vii)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

(x)	loss resulting directly or indirectly from:

(1)	written instructions or advices, or

(2)	telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

©All rights reserved.

RIDER 001

136015 CAN (03/20)	14

RIDER# 1     (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(xii)	loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:

a.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

b.	failure or breakdown of electronic data processing media; or

c.	error or omission in programming or processing;

(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

(xvi)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

©All rights reserved.

RIDER 001

136015 CAN (03/20)	15

RIDER# 1     (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(xviii)	loss of potential income, including but not limited to interest and dividends;

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured;

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

©All rights reserved.

RIDER 001

136015 CAN (03/20)	16

RIDER# 1     (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(xxv)	loss as a result of a threat

1)	to do bodily harm to any person;
2)	to do damage to the premises or property of the Insured; or
3)	to Computer Systems operations;

8.	Solely for the coverage provided by this rider, Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

(g)	Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

(h)	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

RIDER 001

136015 CAN (03/20)	17

RIDER# 2

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72
issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

FRAUDULENT TRANSFER INSTRUCTIONS RIDER

1.	In consideration of the premium charged, it is hereby understood and agreed that the following Insuring Agreement is added to the bond:

FRAUDULENT TRANSFER INSTRUCTIONS VIA TELEPHONE AND EMAIL

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telephone or electronic mail and which purported to be from:

(a)	such Customer,
(b)	an Employee of the Insured who was acting on instructions or authority of such Customer; or
(c)	another financial institution acting on behalf of such Customer with authority to make such instructions,

and the instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions, but the instruction was not from a person described in (a), (b) or (c) above, provided that:

(1)   for any transfer exceeding the amount set forth in Item 7 of this Rider, the Insured verified the instruction via a password, a PIN or other security code, a call back to a predetermined telephone number set forth in the Insured’s Written agreement with such Customer, or another verification procedure approved in writing by the Underwriter; and

(2)   solely with respect to instructions transmitted via telephone, the Insured preserved a contemporaneous record of the instruction that verifies the use of a password, PIN or other security code, or of the call back, if any.

2.	As used in this Rider, Customer means a natural person or entity that has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

©All rights reserved.
RIDER 002

121263 (04/17)	1

RIDER# 2      (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72
issued to SPROTT FOCUS TRUST

by AIG Insurance Company of Canada

3.	The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a)	loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code;

(b)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract; Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

4.	For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

5.	The Single Loss Limit of Liability applicable to loss under this Insuring Agreement is: $15,000,000 US

6.	The Single Loss Deductible applicable to loss under this Insuring Agreement is: $25,000 US

7.	Any single transfer in excess of $25,000 US will require verification via a method described in paragraph 1 above.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

©All rights reserved.
RIDER 002

121263 (04/17)	2

RIDER# 2      (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72
issued to SPROTT FOCUS TRUST

by AIG Insurance Company of Canada

AUTHORIZED REPRESENTATIVE

©All rights reserved.
RIDER 002

121263 (04/17)	3

RIDER# 3

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72
issued to SPROTT FOCUS TRUST

by AIG Insurance Company of Canada

MAIL COVERAGE RIDER

It is agreed that:

1.	The attached bond is amended by deleting paragraph (1) of Exclusion (r). Section 2, and by substituting in lieu thereof the following:

“(1) in the mail, except as covered under Mail Coverage Insuring Agreement below, or”

2.	“MAIL COVERAGE

All risks of physical loss or damage to or destruction of Property, while being shipped from offices of the Insured, First Class Mail, Registered Mail or Registered Air Mail.”

3.	The total liability of the Underwriter under the foregoing Mail Coverage Insuring Agreement is limited to the sum of $15,000,000 US Dollars with respect to Registered Mail or Registered Air Mail and $15,000,000 US Dollars with respect to First Class Mail, it being understood, however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations Page of the attached bond.

4.	This Insuring Agreement set forth in paragraph numbered 2 of this rider shall not be subject to any deductible amount.

©All rights reserved.
RIDER 003

123775 (03/17)	1

RIDER# 3     (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72
issued to SPROTT FOCUS TRUST

by AIG Insurance Company of Canada

5.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©All rights reserved.
RIDER 003

123775 (03/17)	2

RIDER# 4

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

INSURING AGREEMENT (A) FIDELITY AMENDED RIDER (AND TO OR EXCEPT LOANS OR TRADING PLUS ROBIN HOOD)

It is agreed that:

1.	Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is deleted in its entirety and replaced with the following:

FIDELITY

(A)         Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(a)           to cause the Insured to sustain such loss; or

(b)           to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that, with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in:

©All rights reserved.

RIDER 004

101801 (06/09)	1

RIDER# 4      (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(i)	a financial benefit for the Employee; or

(ii)	a financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit; or

(iii)	the intentional transfer of funds or Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such funds or Property, and which Property is not lawfully recovered by the Insured.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2.	Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this rider), the following definitions are added to the attached bond:

“Loans” means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

“Trading” means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

©All rights reserved.

RIDER 004

101801 (06/09)	2

RIDER# 4      (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©All rights reserved.

RIDER 004

101801 (06/09)	3

RIDER# 5

This rider, effective at 12:01 am September 30, 2020 forms a part of

Bond number 01-819-27-72

issued to: SPROTT FUNDS TRUST

By: AIG Insurance Company of Canada

Product Name: Fidelity Bond Form 14

AUDIT EXPENSE RIDER

It is agreed that:

1.	Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is amended by inserting the following at the end thereof:

Expense incurred by the Insured for that part of the cost of audits or examinations required by State, Provincial, Territorial or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	Paragraph (d) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(d)	loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.	Paragraph (u) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

© American International Group, Inc. All rights reserved.

END 005

101779 CAN (04/17)	Page 1 of 2

RIDER# 5      (continued)

4.	Item 4 of the Declarations is amended to include the following:

	Single Loss	Single Loss
	Limit of Liability	Deductible
Audit Expense	$250,000	$0

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

 END 005

101779 CAN (04/17)	Page 2 of 2

RIDER#   6

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

IMPERSONATION FRAUD (FRAUDULENTLY-INDUCED PAYMENT COVERAGE; SEPARATE
SUBLIMITS FOR AUTHENTICATED AND UNAUTHENTICATED INSTRUCTIONS;
PRIOR ACTS EXCLUSION)

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

It is agreed that the policy is hereby amended as follows:

1.	The INSURING AGREEMENTS Clause is amended to include the following at the end thereof:

FRAUDULENTLY-INDUCED PAYMENT COVERAGE

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from its own account in reliance upon Fraudulently-Induced Instruction(s).

2.	Solely for purposes of this rider, the following definitions shall apply:

©All rights reserved.

RIDER 006

134483 (07/19)	1

RIDER# 6      (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

“Fraudulently-Induced Instruction” means any instruction communicated to an Insured for the purpose of directing or transferring Insured Funds and/or updating vendor bank account information that were communicated by:

a.	a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or other Employee — or by an individual acting in collusion with such person purporting to be a director, officer, partner, member, sole proprietor or other Employee (hereinafter referred to as an “Internal Requestor”), or

b.	a person purporting to be an employee of a vendor that has a legitimate preexisting arrangement or written agreement to provide goods or services to the Insured —or by an individual acting in collusion with such person purporting to be a vendor employee (hereinafter referred to as a “Vendor Requestor”); provided, however, Fraudulently-Induced Instruction shall not include any such instruction transmitted by an actual vendor employee who was acting in collusion with any third party in submitting such instruction but which instructions were not actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured or by an employee of a vendor;

“Funds” means Money on deposit in an account with a credit balance.

3.	The maximum the Underwriter shall be liable for all loss under the FRAUDULENTLY- INDUCED PAYMENT COVERAGE Insuring Agreement shall be:

©All rights reserved.

RIDER 006

134483 (07/19)	2

RIDER# 6       (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

$250,000 USD	for each Single Loss sustained where the Insured did not subject the Fraudulently-Induced Instruction to an out-of-band authentication procedure (or other authentication procedure approved in writing by the Underwriter);

$5,000,000 USD	for each Single Loss sustained where the Insured subjected the Fraudulently-Induced Instruction to an out-of-band authentication procedure (or other authentication procedure approved in writing by the Underwriter) and a contemporaneous record of such authentication is provided to the Underwriter;

$5,000,000 USD	in the aggregate for all loss under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement;

which amounts shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3 of the Declarations, and in no way shall serve to increase the Underwriter’s Limit of Liability as therein stated.

4.	With respect to the coverage afforded by virtue of this rider, “an out-of-band authentication procedure” means a procedure for confirming that:

(i)	an instruction from an Internal Requestor was actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured; or

(ii)	an instruction from a Vendor Requestor was actually made by an employee of a vendor;

©All rights reserved.

RIDER 006

134483 (07/19)	3

RIDER# 6       (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

through use of a communication channel that is separate and unconnected from the communication channel used to send the initial instruction.

5.	Solely with respect to coverage provided by this rider, the applicable per occurrence Deductible Amount is $50,000 USD.

6.	Solely for purposes of this rider, “Insured” shall not mean or include any Investment Vehicle.

7.	Solely for purposes of this rider, “Investment Vehicle” shall mean any entity whose sole purpose is holding or acquiring debt, equity, or fee simple investments and/or interest in financial derivatives.

8.	Solely for purposes of this rider, the following exclusion shall apply:

The coverage afforded by the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement does not apply to any loss occurring prior to July 22, 201 9.

9.	Solely for purposes of this rider, paragraph (h) of Section 2., EXCLUSIONS, is deleted in its entirety and replaced with the following:

©All rights reserved.

RIDER 006

134483 (07/19)	4

RIDER# 6       (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A), or when covered under Insuring Agreements (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance, destruction of or damage to Property, or when covered under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement and resulting directly from unintentional acts of the Employee.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

©All rights reserved.

RIDER 006

134483 (07/19)	5

RIDER#  7

This rider, effective at 12:01 am     September 30, 2020     forms a part of

Bond number  01-819-27-72

Issued to:  SPROTT FUNDS TRUST

By:  AIG Insurance Company of Canada

Product Name:     Fidelity Bond Form 14

SUITS AGAINST THE UNDERWRITER RIDER

It is agreed that:

Section 5. of the CONDITIONS AND LIMITATIONS Clause, entitled NOTICE/PROOF-LEGAL PROCEEDING AGAINST UNDERWRITER, shall be amended by adding to the following additional paragraph at the end thereof:

(g)	No suit or action by the Insured or by any other person claiming through the Insured or on its behalf shall lie against the Underwriter unless such suit or action is brought in a court of competent jurisdiction within Canada.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 007

107848 (02/11)	Page 1 of 1

RIDER#  8

This rider, effective at 12:01 am     September 30, 2020     forms a part of

Bond number   01-819-27-72

Issued to:  SPROTT FUNDS TRUST

By:   AIG Insurance Company of Canada

Product Name:     Fidelity Bond Form 14

REDEMPTION OF CANADA SAVINGS BONDS RIDER

It is agreed that:

1.	The attached bond is hereby amended by adding thereto an additional Insuring Agreement as follows:

REDEMPTION OF CANADA SAVINGS BONDS

Loss through the Insured’s paying or redeeming, or guaranteeing or witnessing any signature upon any Government of Canada bond or Canada Savings Bond which shall have been forged, counterfeited, raised or otherwise altered, or lost or stolen or on which the signature to the request for payment shall have been forged.

2.	The deductible amount applicable to this coverage shall be Twenty-Five Thoursand Dollars ($25,000).

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached Bond other than above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 008

123772 CAN (03/17)	Page 1 of 1

RIDER#  9

This rider, effective     12:01 am     September 30, 2020     forms a part of

bond number    01-819-27-72

issued to  SPROTT FUNDS TRUST

by	AIG Insurance Company of Canada

STOP PAYMENT LIABILITY RIDER

It is agreed that:

1.	The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

STOP PAYMENT LIABILITY

Loss by reason of the liability imposed upon the Insured by law for damages:

(a)	for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any authorized representative of such depositor; or

(b)	for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

2.	With respect to the coverage provided by this rider, the following shall apply:

(a)	the Underwriter’s Aggregate Limit of Liability under this the STOP PAYMENT LIABILITY Insuring Agreement shall be $250,000 US, which shall be part of, and not in addition to, the Aggregate Limit of Liability stated in the Declarations; and

(b)	a deductible of $25,000 US shall apply to each and every loss under the STOP PAYMENT LIABILITY Insuring Agreement.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 009

101820 CAN (6/09)	1

RIDER# 10

This rider, effective at 12:01 am     September 30, 2020     forms a part of

Bond number  01-819-27-72

Issued to:  SPROTT FUNDS TRUST

By:  AIG Insurance Company of Canada

Product Name:  Fidelity Bond Form 14

DISCOVERY AMENDED RIDER

(WITH NOTICE PROVISIONS AMENDMENTS)

It is agreed that:

1.	The first paragraph of General Agreement F. NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND of the GENERAL AGREEMENTS Clause is deleted in its entirety and replaced with the following:

The President of the Insured shall notify the Underwriter at the earliest practicable moment, not to exceed Ninety (90) days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

2.	Section 3. DISCOVERY of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

This bond applies to loss discovered by the Insured’s President during the Bond Period. Discovery occurs when the Insured’s President first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured’s President receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

3.	Paragraph (a) of Section 5. NOTICE/ PROOF---LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

© American International Group, Inc. All rights reserved.

END 010

124090 (5/17)	Page 1 of 3

ENDORSEMENT# 10 (continued)

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 010

124090 (5/17)	Page 2 of 3

ENDORSEMENT# 10    (continued)

(a)	At the earliest practicable moment, not to exceed Ninety (90) days, after discovery of loss by the Insured’s President, the Insured shall give the Underwriter notice thereof.

4.	The second paragraph of Section 12. DEDUCTIBLE AMOUNT of the CONDITIONS AND LIMITATIONS of the bond is deleted in its entirety and replaced with the following:

If the Insured discovers a potential loss that exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

© American International Group, Inc. All rights reserved.

END 010

124090 (5/17)	Page 3 of 3

RIDER# 11

This rider, effective at 12:01 am     September 30, 2020     forms a part of

Bond number 01-819-27-72

Issued to: SPROTT FUNDS TRUST

By:  AIG Insurance Company of Canada

Product Name:  Fidelity Bond Form 14

EMPLOYEE DEFINITION AMENDED RIDER

It is agreed that:

1.	The definition of Employee in Section 1. of the CONDITIONS AND LIMITATIONS Clause is amended to include the following individuals identified below as indicated by a check in the corresponding box:

EMPLOYEES (coverage included ONLY if box checked)
(6) non-fund soliciting volunteer workers while working under the direction and control of the Insured;	☐
(7) employees of performing work duties for;	☐
(8) non-compensated officers, directors or trustees while performing duties as an employee;	☒
(9) interns;	☒

(10) Consultants (as defined below), but only while:

•     a consultancy agreement is in effect between the Insured and such Consultant or between the Insured and such Consultant’s company or firm;

•     such Consultant is performing acts within the scope of such consultancy agreement; and

•     such Consultant is under the supervision, direction and control of the Insured;

☐
(11) retired employees employed on a consulting, contingent or part-time basis;	☒
(12) former employees for up to sixty (60) days after termination, provided termination was not due to a loss covered by the bond;	☒
(13) any employee on an approved leave of absence;	☒
(14) any employee who has been granted a waiver of a prior dishonesty situation by any insurer providing a Financial Institution Bond or similar type of coverage for the Insured;	☐

(15) a person who is a registered representative or a registered principal associated with an Insured, except a:

•     sole proprietor,

•     sole stockholder, director or trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

•     partner;

☐

© All rights reserved.

END 011

122765 CAN (3/17)	Page 1 of 2

RIDER# 11    (continued)

(16) each natural person, partnership or corporation authorized under written contract with the Insured to design, prepare, supply or service electronic computer instructions for computer systems of the Insured, herein called independent software contractor; each such independent software contractor and the partners, officers and employees of such independent software contractor shall, collectively, be deemed to be one employee for all the purposes of the bond, excepting, however, the second paragraph of Section 13. TERMINATION OR CANCELLATION of the CONDITIONS AND LIMITATIONS Clause;	☐
(17) a natural person leased to the Insured by a labour leasing firm under a written agreement between the Insured and the firm, to perform duties related to the conduct of the Insured’s business; and	☒
(18) temporary or part-time workers.	☒

2.	For the purposes herein, Employees of one Insured are considered Employees of all Insureds.

3.	As used herein, Consultant means a professional consultant under contract, either directly or through such consultant’s company or firm, with the Insured to provide solely consulting services to the Insured. Consultant does not include any individual or entity providing services to the Insured pursuant to any contract, whether verbal, written, express or implied, to provide services to the Insured, in whole or in part, other than consulting services.

4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 011

122765 CAN (3/17)	Page 2 of 2

RIDER# 12

This rider, effective at 12:01 am      September 30, 2020      forms a part of

Bond number  01-819-27-72

Issued to:  SPROTT FUNDS TRUST

By:   AIG Insurance Company of Canada

Product Name:    Fidelity Bond Form 14

EMPLOYEE BENEFIT PLAN RIDER

It is agreed that:

1.	Item 1 of the Declarations, “Name of Insured,” is amended to include the following as Insureds under the attached bond:

Any of the Insured’s Employee Benefit Plans now existing or hereafter created or acquired.

2.	Solely for the purpose of the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS clause of this bond is amended by adding the following at the end thereof:

(EBP) Employee Benefit Plans means any of the following plans established by the Insured solely for the benefit of the employees of the Insured:

(1)	pension plans;

(2)	medical insurance plans;

(3)	dental insurance plans; and

(4)	group life, accident, sickness and disability insurance plans.

3.	Solely for the purpose of the coverage provided by this rider, the definition of “Employee” is amended to include the following at the end thereof:

Employee shall also include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 012

124114 CAN (05/17)	Page 1 of 1

RIDER# 13

This rider, effective at 12:01 am     September 30, 2020     forms a part of

Bond number  01-819-27-72

Issued to:  SPROTT FUNDS TRUST

By:   AIG Insurance Company of Canada

Product Name:    Fidelity Bond Form 14

NOTICE OF CANCELLATION TO SELF REGULATORY ORGANIZATION RIDER

It is agreed that:

1.	The Underwriter will mark its records to indicate that the following self-regulatory organization(s) (hereinafter “SRO(s)”) are to be notified thirty days prior to cancellation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter. The Underwriter will use its best efforts to so notify said SRO(s), but failure to so notify said SRO(s) shall not impair or delay the effectiveness of any such cancellation, termination or modification.

OSC

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 013

123940 CAN (04/17)	Page 1 of 1

RIDER# 14

This ridert, effective 12:01 am September 30, 2020    forms a part of

bond number     01-819-27-72

issued to     SPROTT FUNDS TRUST

by	AIG Insurance Company of Canada

VALUATION AMENDED RIDER

(WSJ DAY OF DISCOVERY)

It is agreed that:

1.	The second, third and fourth paragraphs of Section 6. VALUATION of the CONDITIONS AND LIMITATIONS Clause are deleted in their entirety and replaced with the following:

MONEY

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange published in The Wall Street Journal on the day of discovery of such loss.

SECURITIES

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof published in The Wall Street Journal on the day of discovery of such loss. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 014

111576 (9/12)	Page 1 of 1

RIDER# 15

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72
issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

GENERAL AGREEMENT B AMENDED RIDER (ACQUISITION THRESHOLD)

It is agreed that:

1.	General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE of the GENERAL AGREEMENTS Clause is amended by adding the following at the end thereof:

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

(a)	the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than twenty-five percent (25%) of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

(b)	the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory-assisted transaction;

(c)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and

©All rights reserved.
RIDER 015

101783 (06/09)	1

RIDER#  15   (Continued)

This rider, effective at 12:01 AM September 30, 2020 forms a part of bond number 01-819-27-72
issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

(d)	the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 4 of the Declarations during the preceding three (3) years.

2.	Coverage provided by this rider shall extend to any newly created entities, which are majority owned or management controlled by the Insured, shall be automatically covered hereunder from their date of incorporation.

3.	Coverage under this rider shall apply to loss discovered during the bond period but which was sustained, prior to the sale date, by entities sold by the Insured. This coverage applies for a period of one (1) year from the date of the entity’s sale, but not extending beyond the termination or cancellation of the bond, provided, however, that the Insured is legally liable for such loss. Coverage afforded hereunder is excess over any valid and collectible insurance obtained by one other than the Insured.

4.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
RIDER 015

101783 (06/09)	2

RIDER#  15   (Continued)

This rider, effective at 12:01 AM September 30, 2020 forms a part of bond number 01-819-27-72
issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

AUTHORIZED REPRESENTATIVE

©All rights reserved.
RIDER 015

101783 (06/09)	3

RIDER# 16

This rider, effective at 12:01 am  September 30, 2020 forms a part of

Bond number 01-819-27-72

issued to: SPROTT FUNDS TRUST

By: AIG Insurance Company of Canada

Product Name: Fidelity Bond Form 14

TERMINATION OR CANCELLATION SECTION AMENDED RIDER

(CHANGE “60 DAYS” TO 90 DAYS”)

It is agreed that:

1.	In subsection (a) of the Section entitled “TERMINATION OR CANCELLATION” of the attached bond, the words “60 days” are deleted and replaced with the words “90 days.”

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© American International Group, Inc. All rights reserved.

END 016

109414 CAN (03/17)	Page 1 of 1

RIDER# 17

This rider, effective at 12:01 AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

NAMED INSURED AMENDED RIDER (SUBSIDIARY COVERAGE)

It is agreed that:

1.	In addition to the entity listed in Item 1 of the Declarations (the “First Named Insured”), “Insured” shall also include any subsidiary, or acquired company or corporation, or other business entity which is more than fifty (50%) percent owned by the First Named Insured or any of its subsidiary companies covered hereunder and joint ventures, limited liability companies or partnerships wherein the First Named Insured or one of its subsidiaries covered hereunder owns fifty percent (50%) or less, but has Management Control by virtue of a written agreement subject to the provisions of General Agreement B.

Solely for the purposes of this rider, “Management Control” means (1) owning more than a fifty percent (50%) equity interest; (2) owning at least a twenty five percent 25% equity ownership interest and having the right, pursuant to written contract or the by-laws, charter, operating agreement or similar documents of the Company, to elect, appoint or designate the general partner or more than a majority of: the board of directors of a corporation; the management committee members of a joint venture; or the members of the management board of a limited liability company; and (3) requiring, pursuant to the a written agreement subject to the provisions of General Agreement B, that the First Named Insured’s internal control procedures and policies are adhered to by subsidiary, acquired company or corporation, or other business entity.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

©All rights reserved.
RIDER 017

101788 (04/17)	1

RIDER# 17  (Continued)

This rider, effective at 12:01 AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

AUTHORIZED REPRESENTATIVE

©All rights reserved.
RIDER 017

101788 (04/17)	2

RIDER# 18

This rider, effective at 12:01 am September 30 , 2020 forms a part of

Bond number 01-819-27-72

Issued to: SPROTT FUNDS TRUST

By: AIG Insurance Company of Canada

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25

FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.	Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i)	confidential or non-public; or

(ii)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 018

113011 (10/12)	Page 1 of 1

RIDER# 19

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

US CURRENCY ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that all dollar amounts referenced on the Declarations page and any amendments thereto shall be subject to United States currency.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

RIDER 019

C0072 CAN (10/09)	1

RIDER# 19 (Continued)

This rider, effective at 12:01AM September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

AUTHORIZED REPRESENTATIVE

© All rights reserved.

RIDER 019

C0072 CAN (10/09)	2

RIDER# 20

This rider, effective 12:01 am September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

FINRA RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No.

in favour of

It is agreed that:

1.	Item 3 of the Declarations and all references in this bond to an Aggregate Limit of Liability are deleted.

2.	The attached bond is amended by deleting the third paragraph of General Agreement F in its entirety and replacing it with the following:

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured and any settlement in which the Underwriter participates shall be a loss covered by this bond. Attorneys' fees, costs and expenses incurred and paid by the Underwriter in the defence of the litigation shall reduce, and shall be a part of, only any portion of the Single Loss Limit of Liability that exceeds the minimum coverage required by Rule 4360 of the Financial Industry Regulatory Authority as applied to the Insured.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

4.	This rider shall become effective as of 12:01 a.m. on July 22, 2019 standard time.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 020

110785 CAN (2/12)	Page 1 of 1

RIDER# 21

This rider, effective 12:01 am September 30, 2020 forms a part of bond number 01-819-27-72

issued to SPROTT FUNDS TRUST

by AIG Insurance Company of Canada

EMPLOYEE AMENDED AND FINRA NOTICE RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No.

in favour of

It is agreed that:

1.	The attached bond is amended by inserting as an additional part in Section 1 (f), definition of Employee, the following:

A person who is a registered representative or a registered principal associated with an Insured except a:

(i)	sole proprietor
(ii)	sole stockholder
(iii)	director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or
(iv)	partner.

2.	The Underwriter will mark its records to indicate that the Financial Industry Regulatory Authority (“FINRA”) is to be notified promptly concerning the cancellation or substantial modification of the attached bond, including termination of the bond upon exhaustion of the Aggregate Limit of Liability, whether at the request of the Insured or the Underwriter. The Underwriter will use its best efforts to so notify FINRA but failure to so notify FINRA shall not impair or delay the effectiveness of any such cancelation or modification.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

4.	This rider shall become effective as of 12:01 a.m. on July 22, 2019 standard time.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 021

110784 CAN (2/12)	Page 1 of 1

ENDORSEMENT#  22

This endorsement, effective at 12:01 am September 30, 2020 forms a part of

Policy number 01-819-27-72

Issued to: SPROTT FUNDS TRUST

By:	AIG Insurance Company of Canada

STATUTORY CONDITIONS AMENDATORY

Wherever used in this endorsement: (1) “Insurer” means the insurance company which issued this policy; (2) “Policyholder” means the Named Corporation, Named Entity, Named Insured, Named Organization, Named Sponsor or Insured that is named on the declarations page of this policy; and (3) “Insured” means all other persons or entities afforded coverage under this policy.

In consideration of the premium charged, it is hereby understood and agreed that if this policy is made or deemed to be made in the provinces of Alberta or British Columbia pursuant to the provisions of the Insurance Acts of Alberta or British Columbia, this endorsement shall apply to any Insured solely to the extent that this endorsement provides terms that are more favourable to the Insured than the other terms of this policy and any endorsements to this policy:

Change of Interest

The Insurer is liable for covered loss or damage occurring after an authorized assignment under the Bankruptcy and Insolvency Act (Canada) or a change of title by succession, by operation of law or by death.

Property of Others

The Insurer is not liable for loss or damage to property owned by a person other than the Insured unless:

(a)	otherwise specifically stated in the policy, or
(b)	the interest of the Insured in that property is stated in the policy.

Material Change in Risk

(1)	The Insured must promptly give notice in writing to the Insurer or its agent of a change that is:

(a)	material to the risk, and
(b)	within the control and knowledge of the Insured.

(2)	If an Insurer or its agent is not promptly notified of a change under subparagraph (1) of this condition, the policy is void as to the part affected by the change.

(3)	If an Insurer or its agent is notified of a change under subparagraph (1) of this condition, the Insurer may:

(a)	terminate the policy in accordance with the Termination of Insurance condition set forth below, or
(b)	notify the Insured in writing that, if the Insured desires the policy to continue in force, the Insured must, within 15 days after receipt of the notice, pay to the Insurer an additional premium specified in the notice.

© All rights reserved.

END 022
115642 (07/12)	Page 1 of 2

ENDORSEMENT#  22    (continued)

(4)	If the Insured fails to pay an additional premium when required to do so under subparagraph (3)(b) of this condition, the policy is terminated at that time and Termination of Insurance condition (2)(a) applies in respect of the unearned portion of the premium.

Termination of Insurance

(1)	The policy may be terminated:

(a)	by the Insurer giving to the Policyholder 1 5 days’ notice of termination by registered mail or 5 days’ written notice of termination personally delivered, or
(b)	by the Policyholder at any time on request.

(2)	If the policy is terminated by the Insurer:

(a)	the Insurer must refund the excess of premium actually paid by the Policyholder over the prorated premium for the expired time, but in no event may the prorated premium for the expired time be less than any minimum retained premium specified in the policy, and
(b)	the refund must accompany the notice unless the premium is subject to adjustment or determination as to amount, in which case the refund must be made as soon as practicable.

(3)	If the policy is terminated by the Policyholder, the Insurer must refund as soon as practicable the excess of premium actually paid by the Insured over the short rate premium for the expired time specified in the policy, but in no event may the short rate premium for the expired time be less than any minimum retained premium specified in the policy.

(4)	The 1 5 day period referred to in subparagraph (1)(a) of this condition starts to run on the day the registered letter or notification of it is delivered to the Policyholder’s postal address.

Notice

(1)	Written notice to the Insurer may be delivered at, or sent by registered mail to, the chief agency or head office of the Insurer in the province.

(2)	Written notice to the Insured may be personally delivered at, or sent by registered mail addressed to, the Insured’s last known address as provided to the Insurer by the Insured.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 022
115642(07/12)	Page 2 of 2

RIDER#  23

This endorsement, effective 12:01 am September 30, 2020 forms a part of policy number 01-819-27-72

issued to SPROTT FUNDS TRUST

by	AIG Insurance Company of Canada

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
TSB5062CAN	05/11	FORM 14 CANADA DEC
TSB5062CAN	05/11	FORM 14 CANADA GUTS
136015 CAN	03/20	COMPUTER CRIME COVERAGE RIDER (CANADIAN FORM 14 VERSION)
121263	04/17	FRAUDULENT TRANSFER INSTRUCTIONS RIDER
123775	03/17	MAIL COVERAGE RIDER
101801	06/09	INSURING AGREEMENT (A) FIDELITY AMENDED RIDER (AND TO OR EXCEPT LOANS OR TRADING PLUS ROBIN HOOD)
101779 CAN	04/17	AUDIT EXPENSE RIDER (FIB 14, 24)
134483	07/19	IMPERSONATION FRAUD (FRAUDULENTLY-INDUCED PAYMENT COVERAGE; SEPARATE SUBLIMITS FOR AUTHENTICATED AND UNAUTHENTICATED INSTRUCTIONS; PRIOR ACTS EXCLUSION)
107848	02/11	SUITS AGAINST THE UNDERWRITER RIDER
123772 CAN	03/17	REDEMPTION OF CANADA SAVINGS BONDS RIDER
101820 CAN	06/09	STOP PAYMENT LIABILITY RIDER
124090	05/17	DISCOVERY AMENDED RIDER (WITH NOTICE PROVISIONS AMENDMENTS)
122765 CAN	03/17	EMPLOYEE DEFINITION AMENDED RIDER
124114 CAN	05/17	EMPLOYEE BENEFIT PLAN RIDER
123940 CAN	04/17	NOTICE OF CANCELLATION TO SRO
111576	09/12	VALUATION AMENDED RIDER (WSJ DAY PRECEDING DISCOVERY)
101783	06/09	GENERAL AGREEMENT B AMENDED RIDER (ACQUISITION THRESHOLD)
109414 CAN	03/17	TERMINATION OR CANCELLATION SECTION AMENDED RIDER (60 DAYS TO 90 DAYS)
101788	04/17	NAMED INSURED AMENDED RIDER (SUBSIDIARY COVERAGE)
113011	10/12	PROTECTED INFORMATION EXCLUSION
C0072 CAN	10/09	US CURRENCY ENDORSEMENT

78859 (10/01)	Page 1 of 2

RIDER# 23

This endorsement, effective 12:01 am September 30, 2020 forms a part of policy number 01-819-27-72

issued to SPROTT FUNDS TRUST

by	AIG Insurance Company of Canada

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE
110785 CAN	02/12	FINRA RIDER
110784 CAN	02/12	EMPLOYEE AMENDED AND FINRA NOTICE RIDER
115642	07/12	STATUTORY CONDITIONS AMENDATORY FOR NON-PROPERTY
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

78859 (10/01)	Page 2 of 2

CUSTOMER ADVISORY

REGARDING THE ENFORCEMENT OF

ECONOMIC EMBARGOES AND TRADE SANCTIONS

This Trade Sanction Advisory is part of AIG Insurance Company of Canada comprehensive compliance program and is meant to serve as a reminder of the existing applicable legal requirements with respect to Trade Sanctions.

Your rights as a policyholder and payments to you, any insured or claimant, for loss under this policy may be affected by the administration and enforcement of economic embargoes and trade sanctions applicable to you, any insured, claimant and/or to the insurer and their respective controlling entities (hereinafter “Trade Sanctions”).

WHAT IS AN ECONOMIC EMBARGO AND/OR TRADE SANCTION?

Trade Sanctions involve the imposition by a country of legal measures to restrict or prohibit trade, services or other economic activity with a target country, entity or individual. For example, the Parliament of Canada has enacted legislation authorizing the imposition of Trade Sanctions through the United Nations Act, the Special Economic Measures Act and some provisions of the Export and Import Permits Act.

Depending upon the identity, domicile, place of incorporation or nationality of the policyholder, insured, claimant, insurer, or the parent company and ultimate controlling entity of the policyholder, insured, claimant or insurer, or the country where the claim arises, Trade Sanctions of foreign countries, including the United States of America, may be applicable. The application of sanctions could necessitate the seizure or freezing of property, including but not limited to the payment of a claim.

Existing Trade Sanctions can be amended, and new Trade Sanctions can be imposed, at any time.

OBLIGATIONS PLACED ON US AS A RESULT OF TRADE SANCTIONS

If we determine that you or any insured, additional insured, loss payee, or claimant are on a prohibited list or are connected to a sanctioned country, entity or individual, or a prohibited activity, as designated by the relevant Trade Sanction, we may be required to comply with the requirements of the applicable Trade Sanction, which by way of example, may include blocking or “freezing” property and payment of any funds and the reporting of such occurrences to the relevant authorities within the prescribed time periods, if any.

POTENTIAL ACTIONS BY US

Depending upon the requirements of the relevant Trade Sanction:

1.	We may be required to immediately cancel your coverage effective on the day that we determine that we have transacted business with an individual or entity associated with your policy on a prohibited list or connected to a sanctioned country as described in the relevant Trade Sanction.

2.	If we cancel your coverage, you may not receive a return premium unless permitted pursuant to the relevant Trade Sanction. All blocked or frozen funds will be placed in an interest bearing blocked account established on the books of a financial institution.

3.	We may not pay a claim, accept premium or exchange monies or assets of any kind to or with individuals, entities or companies (including a bank) on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction. Furthermore, we may not defend or provide any other benefits under your policy to individuals, entities or companies on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction.

Exhibit 2

Authorization to Renew Fidelity Bond

RESOLVED, that the Trustees find that the participation of the Sprott Gold Miners ETF and Sprott Junior Gold Miners ETF (the “Sprott ETFs”) and the Sprott Gold Equity Fund (together, the “Funds” and each a “Fund”) in the Trust’s Joint Fidelity Bond (the “Bond”) is in the best interests of each Fund; and it is

FURTHER RESOLVED, that the portion of the premium for the Bond to be paid by each Fund, in substantially the form presented at the Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the number of the other parties named as insureds; (ii) the nature of the business activities of such other parties; (iii) the amount of the Bond; (iv) the amount of the premium for such Bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, ratified and approved; and it is

FURTHER RESOLVED, that the Trustees find that the premium to be paid by each Fund in respect of such Bond is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which each Fund pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Fund would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Fund participating in the Bond; and it is

FURTHER RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described at the Meeting are reasonable, the Fidelity Bond is hereby approved, and that the proper officers of the Trust are authorized to execute and deliver such documents, if any, as may be necessary for each Fund to participate in the Bond; and it is

FURTHER RESOLVED, that the proper officers of the Trust are directed and authorized to make or cause to be made any filings or notices with respect to such Bond required by Rule 17g-1 under the 1940 Act.